Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	July 10, 2006

Funds Managed by Friedberg Mercantile Complete
Previously Announced Sale of Seabridge Shares

Toronto, Canada…Seabridge Gold announced today it has been advised by Friedberg Mercantile Group Ltd. that three fixed income funds managed by Friedberg have completed their previously announced intention to sell common shares of Seabridge (see news release dated January 17, 2006).

The three fixed income funds were required to sell because a rising Seabridge share price had taken the value of their Seabridge shares well above voluntary investment guidelines established for these Funds, which provide that a limit of 5% of net assets may be held in the securities of any one issuer. In addition, Canadian regulators also required that the single Canadian fixed income fund sell all of its Seabridge shares to eliminate a possible conflict with the other shares of Seabridge controlled by Albert D. Friedberg. In total, these three funds have sold 601,200 Seabridge shares.

Because the Funds are managed by Friedberg Mercantile Group, their shares of Seabridge are reported as part of the control position in Seabridge of Albert D. Friedberg, who controls Friedberg Mercantile Group and Pan Atlantic Bank and Trust Ltd., Seabridge’s largest shareholder.

The funds managed by Friedberg Mercantile now own 577,900 common shares of Seabridge in total. Pan Atlantic Bank and Trust owns 6,291,152 common shares of Seabridge, and Albert Friedberg personally owns 43,400 shares of Seabridge. The Pan Atlantic total includes 361,500 shares of Seabridge acquired since January 17, 2006.

“The sale of shares by these three funds in no way affects the Seabridge position held by Pan Atlantic or myself. Pan Atlantic has recently increased its ownership in Seabridge, and may, subject to market conditions, acquire additional shares in Seabridge for investment purposes,” said Albert D. Friedberg, President of Friedberg Mercantile Group and controlling shareholder of Pan Atlantic.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of

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Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.